OPERATING AGREEMENT OF
LINKS GOLF CAFE, LLC

Any securities created by this operating agreement, if any, have not been registered with the United States Securities and Exchange Commission in reliance upon an exemption from such registration set forth in the Securities Act of 1933 provided by Section 4(2) thereof, nor have they been registered under the securities or Blue Sky laws of any other jurisdiction. The interests created hereby have been acquired for investment purposes only and may not be offered for sale, pledged, hypothecated, sold or transferred except in compliance with the terms and conditions of this operating agreement and in a transaction which is either exempt from registration under such Acts or pursuant to an effective registration statement under such Acts.

THIS OPERATING AGREEMENT is made and entered into effective as of the 1st day of January, 2022, by the parties who have executed counterparts of this Operating Agreement as indicated on the signature page(s) attached.

ARTICLE 1. DEFINITIONS

The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Affiliate." With respect to any Person, (i) in the case of an individual, any blood relative of such Person, (ii) any officer, director, trustee, partner, member, manager, employee or holder of ten percent (10%) or more of any class of the voting securities of or equity interest in such Person; (iii) any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person; or (iv) any officer, director, trustee, partner, member, manager, employee or holder of ten percent (10%) or more of the outstanding voting securities of any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person.

"Applicable Preferred Return." None at this time.

"Articles of Organization." The Articles of Organization of Links Golf Cafe, LLC, as filed with the Arizona Secretary of State, as the same may be amended from time to time.

"Capital Account." A capital account maintained in accordance with the rules contained in Section 1.704-1(b)(2)(iv) of the Regulations, as amended from time to time.

"Capital Contribution." Any contribution to the capital of the Company in cash or property by a Member whenever made.

"Code." The Internal Revenue Code of 1986, as amended from time to time.

"Company." Links Golf Cafe, LLC, an Arizona Limited Liability Company.

"Disability." The failure or inability of a Manager or Member to fulfill his obligations under this Operating Agreement for a period in excess of ninety (90) consecutive days.

"Distributable Cash." All cash received by the Company from Company operations, plus any cash that becomes available from Reserves, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred in the operation of the Company's business; and (iii) Reserves.

"Economic Interest." A Member's share of one or more of the Company's Net Profits, Net Losses and rights to distributions of the Company's assets pursuant to this Operating Agreement and the Arizona Limited Liability Company Act, not including any right to vote on, consent to or otherwise participate in any decision of the Members.

"Entity." Any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization, or any other legal entity.

"Fiscal Year." The Company's fiscal year shall end on December 31st unless otherwise decided by a Majority Vote of the Managers.

"Gross Asset Value." With respect to any asset, the asset's adjusted basis for Federal income tax purposes, adjusted as provided in this Agreement.

"Initial Capital Contribution." The initial contribution to the capital of the Company made by a Member pursuant to this Operating Agreement.

"Interest." Any interest in the Company, including a Membership Interest, an Economic Interest, any right to vote or participate in the business of the Company, or any other interest in the Company.

"Liquidation." Defined as set forth in Section 1.704-1(b)(2)(ii)(g) of the Regulations.

"Majority Interest." Ownership Percentages of Members which, taken together, constitute a majority of all Ownership Percentages.

"Majority Vote." (i) With respect to Members, the vote or written consent of Members holding a majority of the Ownership Percentages held by all such Members entitled to vote on or consent to the issue in question; (ii) with respect to Managers, the vote or written consent of a majority of the Managers entitled to vote on or consent to the issue in question.

"Manager." One or more managers designated pursuant to this Operating Agreement. A Manager is not required to be a Member of the Company.

"Member." Each Person who executes this Operating Agreement or a counterpart thereof as a Member and each of the Persons who may hereafter become Members as provided in this Operating Agreement.

"Membership Interest." A Member's entire Interest in the Company including such Member's Economic Interest and the right to participate in the management of the business and affairs of the

Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Operating Agreement.

"Net Profits" and **"Net Losses."** The Company's taxable income or loss determined in accordance with Code Section 703(a) for each of its Fiscal Years (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) will be included in taxable income or loss); provided, such Net Profits and Net Losses will be computed as if items of tax-exempt income and nondeductible, non-capital expenditures (under Code Section 705(a)(1)(B) and 705(a)(2)(B)) were included in the computation of taxable income or loss. If any Member contributes property to the Company with an initial book value to the Company different from its adjusted basis for federal income tax purposes to the Company, or if Company property is revalued pursuant to Section 1.704-1(b)(2)(iv)(f) of the Regulations or as otherwise required by the Regulations, Net Profits and Net Losses will be computed as if the initial adjusted basis for federal income tax purposes to the Company of such contributed or revalued property equaled its initial book value to the Company as of the date of contribution or revaluation. All profits are considered K-1 Profits and not 1099 interest income as defined by the Code.

"Officer." One or more individuals appointed by the Managers to whom the Managers delegate specified responsibilities. The Managers may, but shall not be required to, create such offices as they deem appropriate, including, but not limited to, a President, Executive Vice President, Senior Vice Presidents, Vice Presidents, Secretary and Treasurer. The Officers shall have such duties as are assigned to them by the Managers from time to time. All Officers shall serve at the pleasure of the Managers and the Managers may remove any Officer from office without cause and any Officer may resign at any time.

"Operating Agreement." This Operating Agreement as originally executed and as amended from time to time.

"Ownership Percentage." For each Member, the ownership percentage in the Company, as set forth herein, or as otherwise established and agreed to by the Members by Majority Vote. For purposes of the provisions hereof relating to actions taken or approval by Members, including voting, written consents or other approval, only Ownership Percentages held by Members shall be taken into account.

"Person." Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

"Reserves." Funds set aside and amounts allocated to reserves in amounts determined by the Managers for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

"Treasury Regulations" or **"Regulations."** The federal income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

ARTICLE 2. FORMATION OF COMPANY

Section 2.1 Formation. On January 1st, 2022, the Company was formed as an Arizona limited liability company by the filing of the Articles of Organization with the Secretary of State of Arizona in accordance with the provisions of the Arizona Limited Liability Company Act. All actions taken by the Organizer of the Company are hereby ratified and approved by the Members and Managers and the Organizer shall have no liability to the Company or to third parties for any reason whatsoever.

Section 2.2 Name. The name of the Company is Links Golf Cafe, LLC.

Section 2.3 Principal Place of Business. The principal place of business of the Company is 1846 E. Innovation Park Dr., STE 100, Oro Valley, AZ, 85755. The Company may locate its places of business and registered office at any other place or places as the Managers may from time to time deem advisable.

Section 2.4 Registered Office and Registered Agent. The Company's initial registered office shall be at 1846 E. Innovation Park Dr., STE 100, Oro Valley, AZ, 85755. The initial registered agent is Northwest Registered Agent, LLC. The registered office and registered agent may be changed from time to time by the Managers pursuant to the Arizona Limited Liability Company Act and the applicable rules promulgated thereunder.

Section 2.5 Term. The term of the Company commenced on the date the Articles of Organization were filed with the Secretary of State of Arizona and shall continue until the Company is dissolved and its affairs wound up in accordance with the provisions of this Operating Agreement or the Arizona Limited Liability Company Act.

ARTICLE 3. BUSINESS OF COMPANY

The business of the Company (the "Business") is to enter into any business arrangement or relationship, exercise all rights and powers and engage in all activities as determined by the Manager, which a limited liability company may legally exercise pursuant to the Act. In furtherance thereof, the Company may exercise all powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Arizona Limited Liability Company Act, and may engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

ARTICLE 4. NAMES AND ADDRESSES OF MEMBERS

The names, Ownership Percentages and addresses of the current Members are set out on **Exhibit "A"** attached hereto and incorporated herein. Upon the close of the offering all names and addresses of members will be consolidated onto one document and delivered to each member via U.S. Mail.

ARTICLE 5. RIGHTS AND DUTIES OF MANAGERS

Section 5.1 **Management**. The business and affairs of the Company shall be managed by its Managers. The Managers shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. Except as otherwise provided herein, at any time when there is more than one Manager, all decisions and actions of the Managers shall be approved by the Majority Vote of the Managers. Powers vested in Managers may be modified at any time by the Members. Thomas Matzen and Simon Hedley, the Fund's Managers, shall remain the sole Manager notwithstanding a motion by the Members to pay Thomas Matzen and Simon Hedley a one time buyout fee of $2,500,000USD each.

Section 5.2 **Number, Tenure and Qualifications**. The Company shall initially have two (2) Managers. Thomas Matzen and Simon Hedley shall serve as Managers. The number of Managers may be increased by a Majority Vote of the Members. Managers shall hold office until their successor shall have been elected and qualified or until earlier death, disability, resignation or removal. Subject to the foregoing, Managers shall be elected or removed by the affirmative Majority Vote of Members.

Section 5.3 **Deadlock**. INTENTIONALLY DELETED.

Section 5.4 **Certain Powers of Managers**. Without limiting the generality of Section 5.1, the Managers shall have power and authority, on behalf of the Company:

(a) To acquire property from any Person as the Managers may determine. The fact that a Manager or a Member is directly or indirectly affiliated or connected with any such Person shall not prohibit the Managers from dealing with that Person;

(a) To borrow money for the Company from banks, other lending institutions, Managers, Members, or Affiliates of a Manager or Member on such terms as the Managers deem appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred by or on behalf of the Company except by the Managers, or by agents or employees of the Company expressly authorized to contract such debt or incur such liability by the Managers;

(b) To purchase liability and other insurance to protect the Company's property and business;

(c) To hold and real and/or personal property in the name of the Company;

(d) To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

(e) To sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

(f) To execute on behalf of the Company all instruments and documents, including, without limitation: checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security

agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, operating agreements of other limited liability companies, and any other instruments or documents necessary, in the opinion of the Managers, to the business of the Company;

(g) To employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

(h) To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Managers may approve;

(j) To pay any Manager a reasonable fee for services;

(k) To create offices and designate Officers; and

(l) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized to do so by the Managers of the Company, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Managers to act as an agent of the Company in accordance with the previous sentence.

Section 5.7 **Liability for Certain Acts**. No Manager or Member has guaranteed or shall have any obligation with respect to the return of a Member's Capital Contributions or profits from the operation of the Company. Notwithstanding the Arizona Limited Liability Company Act, no Manager or Member shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member except loss or damage resulting from the intentional misconduct or knowing violation of law or a transaction for which such Manager received a personal benefit in violation or breach of the provisions of the Operating Agreement. Each Manager shall be entitled to rely on information, opinions, reports or statements, including but not limited to financial statements or other financial data prepared or presented by: (i) any one or more Members, Managers, Officers or employees of the Company whom the Manager reasonably believes to be reliable and competent in the matter presented, (ii) legal counsel, public accountants, or other persons as to matters the Manager reasonably believes are within the person's professional or expert competence, or (iii) a committee of Managers of which he or she is not a member if the Manager reasonably believes the committee merits confidence.

Section 5.8 **Managers Have No Exclusive Duty to Company**. Any Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Operating Agreement, to share or participate in such other investments or activities of the Manager or to the income or proceeds derived therefrom. The Managers shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture.

Section 5.9 **Bank Accounts**. The Managers may from time to time open bank accounts in the name of the Company, and designated Manager(s) shall be the sole signatories thereon, unless the Managers determine otherwise.

Section 5.10 Indemnity of the Managers, Members, Officers, Employees and Other Agents. To the fullest extent permitted by the Arizona Limited Liability Company Act, the Company shall indemnify each Manager and Member and make advances for expenses to each Manager and Member arising from any loss, cost, expense, damage, claim or demand, in connection with the Company, the Manager's or Member's status as a Manager or Member of the Company, the Manager's, General Manger's or Member's participation in the management, business and affairs of the Company or such Manager's or Member's activities on behalf of the Company. To the fullest extent permitted by the Arizona Limited Liability Company Act, the Company shall also indemnify its Officers, employees and other agents who are not Managers or Members arising from any loss, cost, expense, damage, claim or demand in connection with the Company, any such Person's participation in the business and affairs of the Company or such Person's activities on behalf of the Company.

Section 5.11 Resignation. Any Manager of the Company may resign at any time by giving thirty (30) days written notice to the Members of the Company. The resignation of any Manager shall take effect upon the date specified in such notice, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of the Manager as a Member or an Event of Dissociation, except as provided in Section 12.

Section 5.12 Removal. Managers may be removed at a special meeting called for that purpose by a Majority Vote of the Members.

Section 5.13 Vacancies. Any vacancy occurring for any reason in the number of Managers of the Company shall be filled by the unanimous vote of the remaining Managers and by the unanimous vote of the Members if there are no remaining Managers.

ARTICLE 6. RIGHTS AND OBLIGATIONS OF MEMBERS

Section 6.1 Limitation on Liability. Each Member's liability shall be limited as set forth in the Arizona Limited Liability Company Act.

Section 6.2 No Liability for Company Obligations. No Member will have any personal liability for any debts or losses of the Company.

Section 6.3 List of Members. Upon written request of any Member, the Company shall provide a list showing the names, addresses and Ownership Percentage of all Members and the other information required by the Arizona Limited Liability Company Act.

Section 6.4 Approvals of Members. The Members shall have no right to make any decisions with regard to the Company, notwithstanding the Arizona Limited Liability Company Act, except as otherwise set forth herein.

ARTICLE 7. MEETINGS OF MANAGERS

Section 7.1 Meetings. Meetings of the Managers, for any purpose or purposes, may be called by the Majority Vote of the Managers.

Section 7.2 Place of Meetings. The Persons calling any meeting may designate any place, either within or outside the State of Arizona, as the place of meeting for any meeting of the Managers. If no designation is made the place of meeting shall be the principal executive office of the Company in the State of Arizona. Note all meetings may be attended by video conference, at the sole discretion of each attendee.

Section 7.3 Notice of Meetings. Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than two (2) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the Managers calling the meeting, to each Manager entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered two calendar days after being deposited in the United States mail, addressed to the Manager at its address as it appears on the books of the Company, with postage thereon prepaid.

Section 7.4 Meeting of All Managers. If all of the Managers shall meet at any time and place, either within or outside of the State of Arizona, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any lawful action may be taken.

Section 7.5 Record Date. For the purpose of determining Managers entitled to notice of or to vote at any meeting of Managers or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Managers for any other purpose, the date on which notice of the meeting is mailed or the date on which the distribution is made, as the case may be, shall be the record date for such determination of Managers unless the Managers shall otherwise specify another record date. When a determination of Managers entitled to vote at any meeting of Managers has been made as provided in this Section, such determination shall apply to any adjournment thereof.

Section 7.6 Quorum. Managers holding a Majority Interest represented in person or by proxy, shall constitute a quorum at any meeting of Managers. In the absence of a quorum at any such meeting, a majority of the Managers so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if at the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Manager of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Managers present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Ownership Percentages whose absence would cause less than a quorum to be present.

Section 7.7 Manner of Acting. The Majority Vote of the Managers shall be the act of the Managers.

Section 7.8 Proxies. A Manager may vote in person or by proxy executed in writing by the Manager or by a duly authorized attorney-in-fact. Such written proxy shall be delivered to the Company.

Section 7.9 Action by Managers Without a Meeting. Action required or permitted to be taken by the Managers at a meeting may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the Managers entitled to vote. Action taken under this Section is effective when the Managers required to approve such action have signed the consent, unless the consent specifies a different effective date. The record date for determining Managers entitled to take action without a meeting shall be the date the first Manager signs a written consent. Any signature

delivered by facsimile is acceptable.

Section 7.10 **Waiver of Notice**. When any notice is required to be given to any Manager, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

Section 7.11 **Meeting by Telephone**. Managers may also meet by conference telephone call if all Managers can hear one another on such call and the requisite notice is given or waived.

ARTICLE 8. CONTRIBUTIONS TO THE COMPANY AND CAPITAL LOANS

Section 8.1 **Members' Capital Contributions**. Each Member shall contribute the amount set forth next to such Member's name on **Exhibit "A"** hereto as the Member's Initial Capital Contribution.

Section 8.2 **Loans to Company**. The Company may borrow funds from Members on terms and conditions as determined by the Managers. Repayment of such loans shall be on the terms and conditions determined by the Managers.

Section 8.3 **Additional Capital Contributions.** Except as otherwise may be expressly provided herein, the Members shall not be required to make additional capital contributions. The Manager shall have the discretion to request, in writing, additional Capital Contributions from each Member in proportion to their Membership Percentage ("Capital Call") in the event that the Company has insufficient funds to operate the Business of the Company or to make required payments on any debt of the Company (collectively "Operating Expenses"); provided, however, the timing and amount of a Capital Call must be reasonable.

Section 8.4 **Failure to Pay Capital**. Should any Member fail to pay the amount of any Capital Call requested by Manager pursuant to Section 8.4 hereinabove (the "Defaulting Member"), any other Member may, at his election, make the required payment on behalf of the Defaulting Member; provided however, that any Member which intends to make such a payment shall first provide written notice of that intention to all other Members (including the Defaulting Member); and the Defaulting Member shall have five (5) days to cure its failure to pay by making payment of the required Capital Call, plus interest on such amount from the date it was due until the date paid, at the Applicable Rate. If the Defaulting Member has so affected its cure, no Member will have any further rights under this Section with respect to the failure which has been cured. Any Member which makes a payment to the Company on behalf of a Defaulting Member pursuant to this Section 8.5 (a "Contributing Member") shall treat the payment as an additional capital contribution to the capital of the Company for the Contributing Member's own Capital Account, and in such case, the Contributing Member's and Defaulting Member's Ownership Percentage in the Company shall be adjusted in accordance with the formula set forth herein. If more than one Member elects to be a Contributing Member, then all contributing Members shall contribute on a pro rata basis determined by the ratio of the respective Membership Interest of the Contributing Members. The respective Ownership Percentage of each Contributing Member and the Defaulting Member shall be adjusted and recalculated in accordance with the following formula and Exhibit "A" shall be revised accordingly:

Contributing Member:

[(Membership Percentage of Contributing Member multiplied by total invested Capital of

Company) plus (Amount of Additional Capital Contributed by Contributing Member on behalf of himself/herself/itself and the Defaulting Member)] divided by [(Total invested Capital of the Company) plus (total Additional Capital Contributions contributed to the Company pursuant to Section 8.4)]

Defaulting Member:

[(Membership Percentage of Defaulting Member multiplied by total invested Capital of the Company)] divided by [(Total invested Capital of the Company) plus total Additional Capital Contributions contributed to the Company pursuant to Section 8.4)]

Section 8.5 **Capital Accounts.** A Capital Account shall be established and maintained for each Member in accordance with the following provisions:

a) To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain that are specially allocated pursuant to this Agreement, and the amount of any liabilities of the Company that are assumed by such Member, or which are secured by any assets of the Company distributed to such Member.

b) To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company assets distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Net Losses and any items in the nature of expenses or losses that are specially allocated pursuant to this Agreement, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

c) If ownership of any Membership Interest in the Company is assigned in accordance with the terms of this Agreement, the assignee shall succeed to the Capital Account of the assignor to the extent it relates to the assigned Membership Interest.

d) In determining the amount of any liability for purposes of Subsections 3.04(a) and (b) above, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

e) To each Member's Capital Account, there shall be debited or credited, as the case may be, adjustments which are necessary to reflect a revaluation of Company assets to reflect the Gross Asset Value of all Company assets, as required by Regulations Section 1.704-1(b)(2)(iv)(f) and Section 3.08.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 704 of the Code and Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations. The Company shall make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet as computed for book purposes in accordance with Section 1.704-1(b)(2) (iv)(q) of the Regulations.

Section 8.6 **Gross Asset Value**. The Gross Asset Value of any asset of the Company shall be equal to the asset's adjusted basis for Federal income tax purposes, except as follows:

a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Company.

b) The Gross Asset Values of all Company assets, excluding goodwill, going concern value and similar intangible assets except to the extent purchased by the Company, shall be adjusted to equal their respective gross fair market values in connection with (and to be effective immediately prior to) the following events: (1) the acquisition of an additional Membership Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (2) the distribution by the Company to a Member of more than a de minimis amount of property (including cash) as consideration for an interest in the Company; and (3) the Liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that an adjustment pursuant to clauses (1) and (2) above shall be made only if such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company.

c) The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution.

d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Section 10.01 hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Subsection to the extent that an adjustment pursuant to Subsection (b) above is made in connection with a transaction that would otherwise result in an adjustment pursuant to this Subsection.

e) If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Section 3.08, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

ARTICLE 9. DISTRIBUTIONS TO MEMBERS

Section 9.1 Distributions. All distributions shall be made to the Members as the Managers may determine, as cash flow allows, in proportion to their respective Ownership Percentages at the time of distribution; provided, that following the dissolution of the Company, distributions shall be made in accordance with Section 14.3 hereof.

Section 9.2 Limitation Upon Distributions. No distribution shall be made to Members if prohibited by the Arizona Limited Liability Company Act.

Section 9.3 Preferred Return and Return of Capital Contributions. Member's Capital Contribution will determine the return of its Capital Contribution and/or interest, and shall be paid at the rate of 1.15% monthly, and/or 2.25% annually, and/or 3.45% Onetime.

Section 9.4 Priority and Return of Capital. No Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Net Profits, Net Losses or distributions. This Section shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

ARTICLE 10. ALLOCATIONS OF NET PROFITS AND NET LOSSES

Except as otherwise set forth herein, Net Profits and Net Losses shall be allocated for each Fiscal Year to the Members in proportion to their respective Ownership Percentages. 60% of Net Profits shall be paid quarterly. All remaining profits shall be split with the Manager in a 60/40 split with 40% being paid to the Manager.

ARTICLE 11. BOOKS AND RECORDS

Section 11.1 **Accounting Period**. The Company's accounting period shall be the Fiscal Year.

Section 11.2 **Records and Reports**. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company. The Company shall keep at its principal place of business the following records:

(a) A current list of the full name and last known address of each Member and Manager;

(b) Copies of records to enable a Member to determine the relative voting rights, if any, of the Members;

(c) A copy of the Articles of Organization of the Company and all amendments thereto;

(d) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years;

(e) Copies of this Operating Agreement, together with any amendments thereto; and

(f) Copies of any financial statements of the Company for the three most recent years.

The books and records shall at all times be maintained at the principal office of the Company and shall be open to the reasonable inspection and examination of the Members, or their duly authorized representatives during reasonable business hours.

Section 11.3 **Tax Returns**. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's fiscal year.

ARTICLE 12. TRANSFERABILITY

Section 12.1 **General Prohibition**. Except as otherwise permitted by this Agreement, no Member may assign, convey, sell, transfer, liquidate, encumber, or in any way alienate by operation of law or otherwise (collectively a "Transfer"), all or any part of his Interest unless otherwise specifically permitted by this Agreement or unless approved by a Majority Vote of the Members, which consent may be given or withheld in the sole discretion of each Member. Any attempted Transfer of all or any portion of an Interest without the necessary consent or as otherwise permitted hereunder, shall be null and void and shall have no effect whatsoever.

Section 12.2 Permitted Transfers. A Member shall be free at any time to Transfer up to ten percent (10%) of his Membership Interest to any one or more of that Member's Family Members. For purposes of this Article, a Member's "Family Members" shall mean the Member's spouse, children, and trusts for the primary benefit of the Member himself or such spouse or children. For purposes of this Agreement, a Transfer permitted under this Section 12.2 shall be referred to as a "Permitted Transfer." A Member may transfer greater than ten percent (10%) of his Membership Interest for estate planning purposes if he first obtains the unanimous written consent of the other Members.

Section 12.3 Conditions of Transfer and Assignment. A transferee of an Interest shall become a Member only if approved by a Majority Vote of the Members and if the following conditions have been satisfied:

(a) the transferor, his legal representative or authorized agent must have executed a written instrument of transfer of such Interest in the form and substance satisfactory to the Members approving the transaction;

(b) the transferee must have executed a written agreement, in form and substance satisfactory to the Members approving the transaction, to assume all of the duties and obligations of the transferor under this Operating Agreement with respect to the transferred Interest and to be bound by and subject to all of the terms and conditions of this Operating Agreement;

(c) the transferor, his legal representative or authorized agent, and the transferee must have executed a written agreement, in form and substance satisfactory to the Members approving this transaction to indemnify and hold the Company, the Managers and the other Members harmless from and against any loss or liability arising out of the transfer;

(d) the transferee must have executed such other documents and instruments as the Members approving the transaction may deem necessary to effect the admission of the transferee as a Member; and

(e) unless waived by the Members approving the transaction, the transferee or the transferor must have paid the expenses incurred by the Company in connection with the admission of the transferee to the Company.

Section 12.4 Option Rights.

(a) Option Events. Upon the occurrence of any one of the following situations (hereinafter individually referred to as an "Option Event"), the Interest of the Member who suffers or causes an Option Event ("Leaving Member") shall be subject to the option to purchase set forth in this Section.

(i) Death. Upon the death of a Member.

(ii) Disability. Upon the Disability of a Member. As used herein, "disability" shall mean any illness or condition which causes a Member to be unable to perform his duties in the manner in which such duties were previously performed by such Member for a continuous period of ninety (90) days or more, the same being determined by a doctor licensed to practice medicine in the

state of such Member's residence.

(iii) Insolvency. Upon the Insolvency of a Member. As used herein, "Insolvency of a Member" shall mean that the Member filed a voluntary petition or had an involuntary petition filed against him under any federal or state bankruptcy or insolvency act or law, or in the event a receiver or trustee is appointed as custodian of such Member's property, or such Member has failed to pay any judgment against him at least ten (10) days prior to the date on which any of his assets may be lawfully sold to satisfy such judgment, or such Member shall suffer an attachment, sequestration or garnishment to be levied against or the assets of such Member.

(iv) Divorce. If in connection with the dissolution of the marriage of any married Member, the Member enters into a property settlement agreement or any court issues an interlocutory decree or other order, the terms of which transfer or award all or part of the Interest of the Member in the Company to the Member's spouse, whether as a confirmation or a disposition of the spouse's property rights or otherwise.

(v) Voluntary Withdrawal as Member/Manager. Upon a Member's voluntary withdrawal as a Member or Manger of the Company.

(vi) Failure to Perform Obligations. Upon a Member's failure to perform any of its obligations under this Agreement, either as a Member or Manager, and the same has not been cured or cure has not been commenced within ten (10) days from date of notice of such breach has been delivered to the Member by the other Member.

(vii) Failure to Pay Additional Capital Contributions. Upon the second instance of a Member failing to pay the amount of additional capital contributions required to be contributed pursuant to Section 8.4 and Section 8.5**.**

(viii) Attempted Transfer of Interest. If any Member attempts to transfer his Interest in the Company not in accordance with the terms of this Article.

(b) Exercise of Option. Upon occurrence of an Option Event or the receipt of written notice from the Leaving Member of the occurrence of an Option Event, the Company shall have the irrevocable option exercisable for thirty (30) days after the receipt of notice of the Option Event and the determination of the Purchase Price pursuant to Section 12.5 below to purchase the Leaving Member's Membership Interest affected by the Option Event for the Purchase Price determined pursuant to **Section 12.5** below. In the event the Company does not exercise its option to purchase, the other Members ("Other Members") each shall have the right to purchase a pro rata share of the Leaving Member's Membership Interest exercisable for thirty (30) days after the date the Company elects (affirmatively or otherwise) not to purchase such Interest. If neither the Company nor the Other Members elect to purchase the entire Interest of the Leaving Member, the remaining Leaving Member's Interest ("Remaining Interest") shall be transferred to the Leaving Member's heirs, administrators, estate, representatives, custodians, trustees, or assigns.

Section 12.5 Purchase Price/Company Valuation. Within twenty (20) days after notice is received of the occurrence of the Option Event, the Leaving Member (or his heirs or personal representatives) and the other Members shall meet to unanimously establish the fair market value of the Company. If the

Members cannot agree upon the fair market value of the Company, the Members shall select an independent appraiser who shall establish the fair market value of the Company within sixty (60) days after his selection. If the Members are unable to unanimously select an independent appraiser, then the Leaving Member shall select one independent appraiser and the Other Members select one independent appraiser and the two independent appraisers shall have sixty (60) days after their selection to determine the fair market value of the Company. The Leaving Member and the Other Members shall pay all costs charged by their respective appraiser. If there is less than a ten percent (10%) difference between the values established by each such appraiser, the average of such values shall be the fair market value of the Company. If the difference between the values established by the appraisers is greater than ten percent (10%), then the two appraisers shall, within twenty (20) days after establishing their values, appoint a third independent appraiser who shall determine the fair market value of the Company, and the fair market value established by this third independent appraiser shall be final and binding upon the Company and its Members. The cost of the third independent appraiser shall be borne by the Leaving Member or the Other Members, as the case may be, whose appraiser established a fair market value farthest away from the fair market value established by the third independent appraiser. The Purchase Price shall be established by multiplying the fair market value of the Company by the Ownership Percentage represented by the Membership Interest of the Leaving Member.

Section 12.6 Payment of Purchase Price. The Purchase Price shall be paid to the Leaving Member by delivering ten percent (10%) of the Purchase Price in cash at the consummation of the transfer of the Leaving Member's Interest. The balance of the Purchase Price shall be paid by delivering a promissory note, signed by the Company or, as the case may be, the Other Members which shall be due and payable in sixty (60) equal monthly installments of principal and interest, with interest to accrue on the unpaid principal balance of the note at the rate of six percent (6%) per annum. The closing of the purchase of the Leaving Member's Interest shall take place within sixty (60) days after the Purchase Price has been established in accordance with this Agreement.

Section 12.7 Failure to deliver Voting Rights/Membership Interest. If a Member or other Person, including but not limited to the heir, administrator, estate, representative, custodian, trustee, or spouse of Leaving Member, becomes obligated to sell, transfer or assign any Membership Interest to the Company or the Other Members under this Operating Agreement (the "Obligated Person") and fails to deliver such Membership Interest in accordance with the terms of this Operating Agreement, the Company or such Other Members may, in addition to all other remedies it or they may have, tender to the Obligated Person, at the address set forth herein or such place as Obligated Person may be located, the Purchase Price for such Membership Interest as is herein specified and then transfer such Membership Interest on the books and records of the Company to the person entitled hereunder to receive the Membership Interest.

ARTICLE 13. ISSUANCE OF ADDITIONAL MEMBERSHIP INTERESTS

Any Person approved by all of the Managers may become a Member in the Company by the issuance by the Company of Membership Interests for such consideration as the Managers shall unanimously determine. The Managers shall determine at the time of such issuance of Membership Interests the Ownership Percentage of such newly admitted Member (with the Ownership Percentages of the then-existing Members being decreased respectively.)

ARTICLE 144. DISSOLUTION AND TERMINATION

Section 14.1 Dissolution.

(a) The Company shall be dissolved upon the occurrence of any of the following events:

(i) by the Majority Vote of the Members and the Managers; or

(ii) the sale of all or substantially all of the Company's assets and the collection of all proceeds therefrom; or

(iii) the ninetieth (90th) day following the occurrence of an event specified relating to voluntary withdrawal of a Member, relating to cessation of Member status in certain circumstances, relating to removal of a Member, relating to redemption of a Member's interest, relating to various voluntary insolvency and bankruptcy proceedings or dissolution, relating to various involuntary insolvency and bankruptcy proceedings or dissolution, relating to death or incompetence of a Member of the Arizona Limited Liability Company Act or the Arizona Entity Restructuring Act (collectively an "Event of Dissociation"), as to any Member who is a Manager or the ninetieth (90th) day after there is no Member who is a Manager, unless within such 90-day period the Company is continued by the affirmative Majority Vote of the Members other than the Member as to whom the Event of Dissociation occurred and a Majority Vote of the Managers. The occurrence of an Event of Dissociation as to a Member who is not a Manager will not cause the Company to be dissolved.

(b) A Member shall not voluntarily withdraw from the Company or take any other voluntary action which causes an Event of Dissociation.

(c) Unless otherwise approved by a Majority Vote of the Managers, a Member who suffers or incurs an Event of Dissociation or whose status as a Member is otherwise terminated (a "Withdrawing Member"), regardless of whether such termination was the result of a voluntary act by such Withdrawing Member, shall not be entitled to receive the fair value of his Membership Interest, and such Withdrawing Member shall lose all of his right to vote on any of the matters designated to the Members herein, and such Withdrawing Member shall also lose any and all rights to participate in the business and affairs of the Company (for which Members have been designated pursuant hereto). The Withdrawing Member in this case shall own only an Economic Interest in the Company.

(d) Damages for breach of Section 14.1(b) shall be monetary damages only (and not specific performance), and such damages may be offset against distributions by the Company to which the Withdrawing Member would otherwise be entitled.

Section 14.2 Effect of Dissolution. Upon dissolution, the Company shall cease to carry on its business, except as permitted by the Arizona Entity Restructuring Act. Upon dissolution, the Managers shall file a statement of commencement of winding up and publish the notice permitted by the Arizona Entity Restructuring Act.

Section 14.3 Winding-Up, Liquidation and Distribution of Assets.

(a) Upon dissolution, an accounting shall be made by the Company's accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last

previous accounting until the date of dissolution. The Manager(s), or if none, the Persons or Persons selected by Majority Vote of the Members (the "Liquidators") shall immediately proceed to wind up the affairs of the Company.

(b) If the Company is dissolved and its affairs are to be wound up, the Liquidators shall:

(i) Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Liquidators may determine to distribute any assets to the Members in kind);

(ii) Allocate any profit or loss resulting from such sales to the Members in accordance with the terms herein;

(iii) Discharge all liabilities of the Company, including liabilities to Members and Managers who are creditors, to the extent otherwise permitted by law, other than liabilities to Members for distributions, and establish such Reserves as may be reasonably necessary to provide for contingencies or liabilities of the Company;

(iv) Distribute the remaining assets to the Members, either in cash or in kind, in accordance with the positive balance (if any) in each Member's Capital Account (as determined after taking into account all Capital Account adjustments for the Company's Fiscal Year during which the liquidation occurs), with any balance in excess thereof being distributed in proportion to the Members' respective Ownership Percentages. Any such distributions in respect to Capital Accounts shall, to the extent practicable, be made in accordance with the time requirements set forth in the Treasury Regulations; and

(v) If any assets of the Company are to be distributed in kind, the net fair market value of such assets shall be determined by independent appraisal or by agreement of the Members. Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Members shall be adjusted pursuant to the provisions of this Operating Agreement to reflect such deemed sale.

(c) Notwithstanding anything to the contrary in this Operating Agreement, upon a liquidation within the meaning of the Treasury Regulations, if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Member's Capital Account.

(d) Upon completion of the winding-up, liquidation and distribution of the assets, the Company shall be deemed terminated.

Section 14.4 **Certificate of Termination**. When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefore and all of the remaining property and assets have been distributed to the Members, a certificate evidencing such termination may be executed and filed with the Secretary of State of Arizona in accordance with the Arizona Limited Liability Company Act and the Arizona Entity Restructuring Act.

Section 14.5 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Operating Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of the Member's Capital Account. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Account of one or more Members, including, without limitation, all or any part of that Capital Account attributable to Capital Contributions, then such Member or Members shall have no recourse against any other Member.

ARTICLE 15. MISCELLANEOUS PROVISIONS

Section 15.1 Compliance with Regulations. The provisions of this Agreement are intended to comply with, and in some cases are required by, Code Section 704(b) and 704(c) and the regulations thereunder. Some of the language in this Agreement is taken directly from or is based on such Regulations. These provisions are intended to be interpreted in such a manner as to comply with such Regulations. The Managers may make any modification to the manner in which the Capital Accounts are computed that the Managers determine is appropriate in order to comply with such Regulations, provided that such modification is not likely to have a material effect on the amount intended to be distributable to any Member upon the dissolution of the Company. The Managers may also make any modification the Managers deem appropriate to comply with such Regulations if unanticipated events might otherwise cause this Agreement to not comply with such Regulations.

Section 15.2 Application of Arizona Law. This Operating Agreement, and the application or interpretation hereof, shall be governed exclusively by its terms and by the Arizona Limited Liability Company Act.

Section 15.3 No Action for Partition. No Member has any right to maintain any action for partition with respect to the property of the Company.

Section 15.4 Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

Section 15.5 Construction. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

Section 15.6 Headings. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof.

Section 15.7 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 15.8 Rights and Remedies Cumulative. The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

Section 15.9 **Exhibits**. All exhibits referred to in this Operating Agreement and attached hereto are incorporated herein by this reference.

Section 15.10 **Heirs, Successors and Assigns**. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

Section 15.11 **Creditors**. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company or by any Person not a party hereto.

Section 15.12 **Counterparts**. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

Section 15.13 **Federal Income Tax Elections; Tax Matters Partner**. All elections required or permitted to be made by the Company under the Code shall be made by Managers. For all purposes permitted or required by the Code, the Members constitute and appoint Simon Hedley as Tax Matters Partner. The provisions on limitations of liability of the Managers and Members and indemnification set forth herein shall be fully applicable to the Tax Matters Partner in his capacity as such. The Tax Matters Partner may resign at any time by giving written notice to the Company and each of the other Members. Upon the resignation of the Tax Matters Partner, a new Tax Matters Partner may be elected by Majority Vote of the Managers.

Section 15.14 **Notices**. Any and all notices, offers, demands or elections required or permitted to be made under this Operating Agreement ("Notices") shall be in writing, signed by the party giving such Notice, and shall be deemed given and effective (i) when hand-delivered (either in person or by commercial courier), or (ii) on the third (3rd) business day (which term means a day when the United States Postal Service, or its legal successor ("Postal Service") is making regular deliveries of mail on all of its regularly appointed week-day rounds in Phoenix, Arizona) following the day (as evidenced by proof of mailing) upon which such notice is deposited, postage pre-paid, certified mail, return receipt requested, with the Postal Service, and addressed to the other party at such party's respective address as set forth on Exhibit "A," or at such other address as the other party may hereafter designate by Notice.

Section 15.15 **Certificate of Non-Foreign Status**. In order to comply with § 1445 of the Code and the applicable Treasury Regulations thereunder, in the event of the disposition by the Company of a United States real property interest as defined in the Code and Treasury Regulations, each Member shall provide to the Company an affidavit stating, under penalties of perjury, (i) the Member's address, (ii) United States taxpayer identification number, and (iii) that the Member is not a foreign person as that term is defined in the Code and Treasury Regulations. Failure by any Member to provide such affidavit by the date of such disposition shall authorize the Managers to withhold ten percent (10%) of each such Member's distributive share of the amount realized by the Company on the disposition.

Section 15.16 **Amendments**. Any amendment to this Operating Agreement shall be made in writing and must be approved by the Majority Vote of the Managers.

Section 15.17 **Invalidity**. The invalidity or unenforceability of any particular provision of this Operating Agreement shall not affect the other provisions hereof, and the Operating Agreement shall be construed in

all respects as if such invalid or unenforceable provision were omitted. If any particular provision herein is construed to be in conflict with the provisions of the Arizona Limited Liability Company Act, the provisions of this Operating Agreement shall control to the fullest extent permitted by applicable law. Any provision found to be invalid or unenforceable shall not affect or invalidate the other provisions hereof, and this Operating Agreement shall be construed in all respects as if such conflicting provision were omitted.

Section 15.18 **Arbitration**. Any dispute, controversy or claim arising out of or in connection with, or relating to, this Operating Agreement or any breach or alleged breach hereof shall, upon the request of any party involved, be submitted to, and settled by, arbitration in the City of Phoenix, State of Arizona, pursuant to the commercial arbitration rules then in effect of the American Arbitration Association (or at any time or at any other place or under any other form of arbitration mutually acceptable to the parties so involved). Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in the highest court of the forum, state or federal, having jurisdiction. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence and counsel's fees, except that in the discretion of the arbitrator, any award may include the cost of a party's counsel if the arbitrator expressly determines that the party against whom such award is entered has caused the dispute, controversy or claim to be submitted to arbitration as a dilatory tactic.

Section 15.19 **Determination of Matters Not Provided for in This Operating Agreement**. The Members shall decide any and all questions arising with respect to the Company and this Operating Agreement which are not specifically or expressly provided for in this Operating Agreement.

Section 15.20 **Further Assurances**. The Members each agree to cooperate, and to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of the Company and this Operating Agreement.

Section 15.21 **No Partnership Intended for Non-Tax Purposes**. The Members have formed the Company under the Arizona Limited Liability Company Act, and expressly disavow any intention to form a partnership under Arizona’s Revised Uniform Partnership Act, or the partnership act or laws of any other state. The Members do not intend to be partners one to another or partners as to any third party except for tax purposes. To the extent any Member, by word or action, represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

Section 15.22 **Time**. Time is of the essence of this Operating Agreement, and to any payments, allocations and distributions provided for under this Operating Agreement.

IN WITNESS WHEREOF, the undersigned have set their hands and seals as of the date and year set forth on the first page herein.

ACCEPTED AND AGREED TO:

Simon Hedley (Dec 16, 2022 23:10 GMT)

____

Simon Hedley

Thomas Matzen

____

Thomas Matzen

EXHIBIT "A"

MEMBER

NAME	CAPITAL CONTRIBUTION	ADDRESS	PERCENTAGE OF OWNERSHIP
SIMON HEDLEY		C/o Simon X, 2nd Floor, Unicorn House, Station Close, Potters Bar, Hertfordshire, United Kingdom, EN6 1TL	50%
THOMAS MATZEN		576 Artisan Lane, Bowen Island, BC, Canada, V0N 1G2	50%

Links Golf Cafe, LLC Operating Agreement January, 2022 (3)

Final Audit Report 2022-12-16

Created:	2022-12-16
By:	Tom Matzen (tom@linksgolfcafe.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAaVheZpUVvT1p_tUud0GF8-1jekXNmYRn

"Links Golf Cafe, LLC Operating Agreement January, 2022 (3)" History

Document created by Tom Matzen (tom@linksgolfcafe.com)
2022-12-16 - 11:07:57 PM GMT

Document emailed to simon@linksgolfcafe.com for signature
2022-12-16 - 11:08:48 PM GMT

Email viewed by simon@linksgolfcafe.com
2022-12-16 - 11:09:33 PM GMT

Signer simon@linksgolfcafe.com entered name at signing as Simon Hedley
2022-12-16 - 11:09:59 PM GMT

Document e-signed by Simon Hedley (simon@linksgolfcafe.com)
Signature Date: 2022-12-16 - 11:10:01 PM GMT - Time Source: server

Document emailed to Tom Matzen (tom@linksgolfcafe.com) for signature
2022-12-16 - 11:10:02 PM GMT

Email viewed by Tom Matzen (tom@linksgolfcafe.com)
2022-12-16 - 11:19:48 PM GMT

Document e-signed by Tom Matzen (tom@linksgolfcafe.com)
Signature Date: 2022-12-16 - 11:19:54 PM GMT - Time Source: server

Agreement completed.
2022-12-16 - 11:19:54 PM GMT